FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name into English)

Av. Brigadeiro Luiz Antonio, 3142

São Paulo, SP 01402-901, Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição (the “Company”) hereby informs its shareholders and the market that, in furtherance of the notice to the market published on November 14, 2023 regarding the “below criteria” average closing price on the New York Stock Exchange (the “NYSE”) of the American depositary shares (the “ADSs”) representing the Company’s common shares, on March 29, 2024, the Company’s board of directors approved the delisting of the ADSs from the NYSE.

The Company’s board of directors’ decision is related solely to the delisting of the ADSs from the NYSE. The Company’s common shares will continue to be listed and traded on the B3 S.A. – Brasil, Bolsa, Balcão, which is their principal trading market.

Immediately following delisting of the ADSs from the NYSE, the Company intends to maintain its ADS program. In the future, the Company plans to file an application for the deregistration of its common shares and the ADSs from the U.S. Securities and Exchange Commission (the “SEC”). Once the statutory requirements for deregistration are satisfied and the Company’s deregistration is effective, the Company’s reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, will terminate.

The Company’s board of directors has determined that, taking into consideration (i) the very limited trading volume of the ADSs as compared to the overall (B3 and NYSE) trading volume of the Company’s common shares, (ii) the fact that the Company has not historically sought follow-on financings on the NYSE, and (iii) the considerable costs associated with maintaining the listing of the ADSs on the NYSE and the registration of the Company’s common shares and the ADSs with the SEC, as well as complying with the periodic reporting and related obligations, delisting the ADSs from the NYSE is in the best interests of the Company and its shareholders.

Since September 2023, after the spin-off of Almacenes Éxito S.A., the ADSs have represented less than 5% of the overall (B3 and NYSE) average trading volume of the Company’s common shares over the period and, since January 2024, less than 3%.

The Company has notified the NYSE of the approval of delisting and will file Form 25 with the U.S. Securities and Exchange Commission within the appropriate timeframe.

The Company will keep its shareholders and the market informed of developments relating to the delisting of the ADSs and the deregistration of its common shares and the ADSs from the SEC.

São Paulo, March 29, 2024

Rafael Russowsky

Vice-President and Investor Relations Director

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Date: March 29, 2024
By:	/s/ Marcelo Pimentel
Name: Marcelo Pimentel
Title: Chief Executive Officer

By:	/s/ Rafael Sirotsky Russowsky
Name: Rafael Sirotsky Russowsky
Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. Any forward-looking statement in this press release speaks only as of the date hereof. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.